UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Whole Earth Brands, Inc.

(Name of Issuer)

COMMON STOCK, par value $0.0001 per share

(Title of Class of Securities)

96684W100

(CUSIP Number)

Continental Grain Company

767 Fifth Avenue, 15th Floor

New York, NY 10153-0015

212.207.5100

Attention: Michael Mayberry, General Counsel

February 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96684W100	2

1.	Names of Reporting Persons. Continental Grain Company
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,533,920
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,533,920

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,533,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person CO

CUSIP No. 96684W100	3

1.	Names of Reporting Persons. WSO Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,533,920
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,533,920

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,533,920
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person OO

CUSIP No. 96684W100	4

1.	Names of Reporting Persons. WSO Holdings, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,531,781
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,531,781

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,531,781
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person PN

CUSIP No. 96684W100	5

Schedule 13D

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Whole Earth Brands, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 125 S. Wacker Drive, Suite 3150, Chicago, Illinois 60606.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being jointly filed by the following entities (collectively, the “Reporting Persons”):

(i)	Continental Grain Company, a Delaware Corporation (“CGC”);

(ii)	WSO Holdings, LLC (“WSO LLC”); and

(iii)	WSO Holdings, LP (“WSO LP”).

The principal business of the Reporting Persons is agribusiness and to make investments.

CGC is the managing member of Arlon Food and Agriculture Team LLC (“Arlon Team LLC”). CGC is the sole member of Arlon Advisor LLC, which in turn is the sole member of Arlon Food and Agriculture Holdings LLC (“Arlon Holdings LLC”). CGC, Arlon Team LLC and Arlon Holdings LLC are collectively the majority owners of Arlon Food and Agriculture Associates LLC (“Arlon Associates LLC”). Arlon Associates LLC is the general partner of Arlon Food and Agriculture Partners LP (“Arlon LP”). Arlon LP is the sole member of WSO LLC. WSO LLC is the general partner of WSO LP.

The principal business address of the Reporting Persons and the executive officers and directors of CGC as set forth below is 767 Fifth Avenue, New York, NY 10153. Each of the persons listed below are citizens of the United States.

Executive Officers and Directors of CGC

Directors:

Sabine Chalmers

Alan Fishman

Robert Golden

Paul Fribourg

Charles Fribourg

Jim Manzi

Pedro Parente

David Peacock

Gerald Rosenfeld

Stephen Volk

Michael Zimmerman

Officers:

Paul J. Fribourg	Chairman, President and Chief Executive Officer
Charles A. Fribourg	Vice Chairman
Michael J. Zimmerman	Vice Chairman
Francis W. Baier	Chief Financial Officer
Jordana Fribourg	Chief Talent Officer
Ari D. Gendason	Chief Investment Officer
Robert J. Golden	Chief Strategy Officer
Michael R. Mayberry	General Counsel and Secretary
David Peacock	Chief Operating Officer
Nicholas W. Rosa, Jr.	Chairman – CGC International

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock were issued to WSO LLC and WSO LP as earn-out consideration in connection with the Issuer’s acquisition of all of the issued and outstanding capital stock of WSO Investments, Inc. (“WSO Investments”) pursuant to the Stock Purchase Agreement, dated as of December 17, 2020, by and among us, WSO Investments, WSO LP, WSO LLC and certain other parties (the “Stock Purchase Agreement”).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock as earn-out consideration pursuant to the Stock Purchase Agreement.

The Reporting Persons intend to monitor and review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, selling some or all of their beneficial or economic holdings, purchasing additional shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 96684W100	6

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

All calculations of percentage ownership in this Schedule 13D are based on a total of 38,477,488 shares of Common Stock outstanding as of November 5, 2021 as reported by the Issuer in its prospectus supplement dated February 23, 2022 filed with the Securities and Exchange Commission on February 24, 2022.

CGC beneficially owns 2,533,920 shares of Common Stock (approximately 6.6% of the total number of shares of Common Stock outstanding).

WSO LLC is the record holder of 2,139 shares of Common Stock and beneficially owns 2,533,920 shares of Common Stock (approximately 6.6% of the total number of shares of Common Stock outstanding).

WSO LP is the record holder of 2,531,781 shares of Common Stock and beneficially owns 2,531,781 shares of Common Stock (approximately 6.6% of the total number of shares of Common Stock outstanding).

The Reporting Persons share the power to vote or direct the vote, and the power to dispose or direct the disposition of, such shares of Common Stock.

The Reporting Persons may be deemed to be a group for the purposes of Section 13(d) of the Exchange Act. This filing shall not constitute an admission by the Reporting Persons that they are a group for such purpose.

Other than the receipt of the shares of Common Stock reported on this Schedule 13D as earn-out consideration pursuant to the Stock Purchase Agreement, none of the Reporting Persons have made any transactions in the Common Stock within the past 60 days.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The description of the Common Stock Purchase Agreement in Item 4 is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
Exhibit A	Joint Filing Agreement, dated as of March 7, 2022, by and among the Reporting Persons.

CUSIP No. 96684W100	7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2022

CONTINENTAL GRAIN COMPANY

By:	/s/ Ari Gendason
Name:	Ari Gendason
Title:	Chief Investment Officer

WSO HOLDINGS, LLC

By:	/s/ Peter Webel
Name:	Peter Webel
Title:	Vice President

WSO HOLDINGS, LP

By:	WSO HOLDINGS, LLC, its general partner

By:	/s/ Peter Webel
Name:	Peter Webel
Title:	Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: March 7, 2022

CONTINENTAL GRAIN COMPANY

By:	/s/ Ari Gendason
Name:	Ari Gendason
Title:	Chief Investment Officer

WSO HOLDINGS, LLC

By:	/s/ Peter Webel
Name:	Peter Webel
Title:	Vice President

WSO HOLDINGS, LP

By:	WSO HOLDINGS, LLC, its general partner

By:	/s/ Peter Webel
Name:	Peter Webel
Title:	Vice President